UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                       SOUTHERN SECURITY BANK CORPORATION
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share

                                  843803 10 7
                                 (CUSIP Number)


             Robert D. and Martha L. Butler, TTE's U/A Dated 3/29/90
                    3475 Sheridan Street, Hollywood, FL 33021
                                 (954) 961-6883

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 843803 10 7                                         Page 2 of 5 Pages

1.       Name of Reporting Person
         SS or IRS Identification No. of above person

                  Robert D. and Martha L. Butler, TTE's U/A Dated 3/29/90


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                    (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
            US

         NUMBER OF SHARES              7.       SOLE VOTING POWER
         BENEFICIALLY OWNED                     -0-
         BY EACH REPORTING
         PERSON WITH                   8.       SHARED VOTING POWER
                                                312,948

                                       9.       SOLE DISPOSITIVE POWER
                                                -0-

                                       10.      SHARED DISPOSITIVE POWER
                                                312,948

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  312,948
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.0%

14.      TYPE OF REPORTING PERSON*
                  IN

Item 1.  Security and Issuer.

                  This statement relates to the class A common stock, par value $.01 per share ("Shares"), of Southern Security Bank Corporation, a Delaware corporation (the "Company"). The offices of the Company are located at 3475 Sheridan Street, Hollywood, Florida 33021.


Item 2.  Identity and Background.

                  (a) This statement is filed by Robert D. and Martha L. Butler, as trustees (the "Trustees") under an Agreement dated 3/29/90 (the "Trust").

                  (b) The Trust's business address is 3475 Sheridan Street, Hollywood, Florida 33021.

                  (c) Robert D. and Martha L. Butler's principal occupations are retired.

                  (d) During the past five years,  neither  Robert D. nor Martha
L. Butler has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years,  neither  Robert D. nor Martha
L. Butler has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected either to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (e)  Robert D. and Martha L. Butler are U.S. citizens.


Item 3.  Source and Amount of Funds or Other Consideration.

                  On November 10, 1997, a Florida corporation named "Southern Security Bank Corporation" ("Former SSBC") was merged with and into the issuer, which was then named "Southern Security Financial Corporation." Immediately after the merger, the name of the issuer was changed to "Southern Security Bank Corporation." Pursuant to the terms of the merger, outstanding shares of class A common stock of Former SSBC were converted into shares of Class A common stock of the issuer on a three for one basis, and in the aggregate the shareholders of Former SSBC received class A common stock of the issuer equal to approximately 95% of the total outstanding as a result of the merger. As a shareholder of Former SSBC, the Trust received its Shares of the Company pursuant to the terms of the merger in exchange for three times as many shares of class A common stock of Former SSBC.

Item 4.  Purpose of Transaction.

                  The Trust acquired and holds the Shares for long-term investment purposes. Nevertheless, the Trustees will continually evaluate the business, financial condition, and prospects of the Company, market price of the Shares, return on the Trust's investment, alternative investments, conditions in the economy and the Trust's need for liquidity in its investments with a view toward determining whether to hold, decrease, or increase the Trust's investment in Shares. From time to time, based upon such evaluation, the Trust may sell some or all of the Trust's Shares, or the Trust may purchase additional Shares, at varying prices on the open market, in privately negotiated transactions, through the exercise of employee stock options, and/or in other transactions.

                  The Trust has not made any plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company; (iii) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board; (iv) any material change in the Company's present capitalization or dividend policy; (v) any material change in the Company's business or corporate structure; (vi) changes in the Company's charter, by-laws, or instruments corresponding thereto or actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (although, it should be noted that the Shares are not presently listed with any national securities exchange or quoted in any inter-dealer quotation system of a registered national securities exchange); (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a) The Trustees own beneficially, as determined under the rules and regulations of the Securities and Exchange Commission, 312,948 Shares that are owned as trustees of the Trust. As of July 2, 1998, the 312,948 Shares that the Trustees beneficially own constitute approximately 7.0% of the Shares outstanding.

                  (b) The Trustees have shared voting and investment power with respect to the 309,343 Shares that they own as trustees of the Trust.

                  (c) The Trustees have not effected any transactions in Shares during the preceding 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  There   are  no   contracts,   arrangements,   understandings,
agreements, or relationships (legal or otherwise) between the Trust and any person with respect to securities of the Company.


Item 7.  Material filed as Exhibits.

                  None.




                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Date:             August 18, 1998                    S/ROBERT D. BUTLER
                                                     -------------------
                                                     SIGNATURE  Robert D. Butler

Date:             August 18, 1998                    S/MARTHA L. BUTLER
                                                     -------------------
                                                     SIGNATURE  MARTHA L. BUTLER

              Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations.